UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 25

NOTIFICATION OF REMOVAL FROM LISTING AND/OR

REGISTRATION UNDER SECTION 12(b) OF THE

SECURITIES EXCHANGE ACT OF 1934.

Commission File Number	001-33983

Sims Metal Management Limited New York Stock Exchange

(Exact name of Issuer as specified in its charter, and name of Exchange where security is listed and/or registered)

16 West 22nd, Street 10th Floor, New York, NY 10010 Tel: 212 604 0710

(Address, including zip code, and telephone number, including area code, of Issuer’s principal executive offices)

American Depositary Shares (as evidenced by American Depositary Receipts), each representing one ordinary share Ordinary Shares*

(Description of class of securities)

Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:

☐	17 CFR 240.12d2-2(a)(1)

☐	17 CFR 240.12d2-2(a)(2)

☐	17 CFR 240.12d2-2(a)(3)

☐	17 CFR 240.12d2-2(a)(4)

☐	Pursuant to 17 CFR 240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange.

☒	Pursuant to 17 CFR 240.12d2-2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17 CFR 240.12d2-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.

Pursuant to the requirements of the Securities Exchange Act of 1934, Sims Metal Management Limited certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

September 30, 2013	By	/s/ FRANK M. MORATTI	Group Company Secretary and General Counsel
Date		Name	Title

*	Not for trading, but only in connection with the listing of American Depositary Shares pursuant to requirements of the Securities and Exchange Commission.